

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2011

Via E-mail
Ronald Tealer
Managing Member, Chief Executive Officer, Secretary, Director
Oriel Capital Partners, LLC
6300 Powers Ferry Road, Suite 600-264
Atlanta, GA 30339-2919

> **Re: Oriel Capital Partners, LLC**
> **Offering Statement on Form 1-A**
> **Filed October 13, 2011**
> **File No. 024-10307**

Dear Mr. Tealer:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part I – Notification

Item 4. Jurisdictions in Which Securities Are to be Offered, page 3 of 3

1.   Please state the method by which the notes will be offered. See Item 4(b) of Form 1-A.

Item 5. Unregistered Securities Issued or Sold Within One Year, page 3 of 3

2.   We note that the issuer was incorporated on April 21, 2011. If common stock or other securities were issued, please include the disclosure regarding such issuance as required by Item 5 of Form 1-A. In this regard, we note the membership interest of

Messrs. Gautam and Tealer.

Part II – Offering Statement

Cover Page

3. Please disclose any redemption features of the notes. See Item 1(d) of Model B.

4. Please revise the disclosure on the cover page of the offering circular to discuss the material risks, such as the company owns no properties and has no operations and may not have funds available to make interest payments. See Item 1(i) of Model B.

5. Since this will be a best efforts offering, please disclose the termination date of the offering, if any. See Item 2 of Model B.

Risk Factors, page 4 of 17

"Risks of Investing in Small Capitalization and Early Stage Companies," page 5 of 17

6. Please revise this risk factor to adequately address the specific risks that are unique to this offering and your operations. Refer to Item 3(a) of Model B.

"No Reliance on Prior Performance of Officers," page 5 of 17

7. The risk factors should focus on the risk. Please revise your disclosure to remove mitigating language such as "excellent record."

"Recharacterization of Notes; Insolvency of the Company," page 6 of 15

8. Please revise this risk factor, and the risk factor relating to the capitalization of the company, to adequately address the risks presented.

Plan of Distribution, page 9 of 17

9. Please revise this section to provide the names of persons through which this offering is being made.

Item 5. Use of Proceeds, page 10 of 17

10. Please disclose in greater detail the use of proceeds for "real estate investments." For

example, please disclose the approximate amounts that would be used to purchase properties and to renovate properties.

11.   Please tell us how long the company intends to invest in incoming producing securities and Treasury Bills of short maturities.

Capitalization, page 10 of 17

12.   Please revise the first column in your capitalization table to reflect the same date as your balance sheet.

Item 6. Description of Business, page 11 of 17

13.   We note that you refer to the purchase of several types of properties, including high rise properties. Please revise this section to discuss your plan of operations for the next 12 months. In this regard, please indicate whether proceeds from this offering will satisfy your cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. See Item 6(a)(3)(i) of Model B.

Strategy, page 12 of 17

14.   Please discuss in greater detail the company's strategy for renovating properties.

Market Conditions and Market Opportunity, page 12 of 17

15.   Please provide us provide us support for all quantitative and qualitative business and industry data used in the offering statement. Clearly mark the specific language in the supporting materials that supports each statement. We may have further comment.

Intellectual Property, page 14 of 17

16.   Please tell us what you mean by "[c]ertain information about the way the Company does business is considered by the Company to be unique and proprietary."

Item 7. Description of Property

17.   We note you have disclosed that you have $50,000 in cash. Please indicate the date for this disclosure as the amount does not agree with the amount of cash on your balance sheet as of September 6, 2011.

Item 8. Directors, Executive Officers, and Significant Employees, page 14 of 17

18.   Please revise the titles of each of Messrs. Gautam and Tealer to reflect the executive officer titles indicated on the signature page of the offering statement.

19.   Please revise your disclosure to include the name and principal business of the corporations each of Messrs. Gautam and Tealer have worked for, for the past five years. See Item 8(c) of Model B.

20.   Please revise your disclosure to include the amount of time Mr. Gautam and Mr. Tealer will each spend on company matters.

Item 10. Security Ownership of Management and Certain Shareholders, page 15 of 17

21.   Please tell us how much consideration, if any, was paid by your officers in exchange for the membership interests they own.

Item 11. Interest of Management and Other in Certain Transactions, page 15 of 17

22.   Please discuss if there are any proposed transactions in which any of your officers or other related parties would have an interest. For example, please discuss whether any of the properties could be purchased from related parties or whether any services provided to the company, such as renovation work or real estate services, could be by related parties.

Item 12. Securities Being Offered Principal Amount and Term, page 15 of 17

23.   Please include in the affirmative, the disclosures required by Item 12(b) of Model B.

24.   We note your disclosure on page 10 regarding a sinking fund for payment of interest. Please describe the sinking fund in detail.

25.   Under "Interest Payments," please explain the statement that "[a]ll notes are in fully registered form."

26.   We note that the company owns no properties and has no operations. Please discuss here or elsewhere, how the company will fund its interest payments prior to owning any properties. Please add or revise your risk factors to specifically address this lack of funding available to make interest payments.

Financial Statements

Accountants Compilation Report

27.   Please remove the Accountants Compilation Report from your filing. Additionally, since you will be removing this report, it is also appropriate to remove the accountant's consent.

Statement of Income

28.   In future filings, please improve the preciseness of your dating by including the actual date of inception.

29.   Please revise your filing to include a distinct Statement of Member's Equity.

Exhibit 5.1 Marketing Materials

30.   We note your advertisements that state "Making money work harder for you" and "Earn fixed rate returns on your hard earned cash." Please balance the disclosure in these advertisements with the material risks of the offering, such as your company has no operations and owns no properties and that the company may not be able to fund such interest payments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 and Regulation A regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Howard Efron, Staff Accountant, (202) 551-3439, Jennifer Monick, Accounting Reviewer, at (202) 551-3295, if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673, or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief